UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On March 19, 2025, Critical Metals Corp. (the “Company”) issued unaudited condensed consolidated interim financial statements for the six months ended December 31, 2024 and management’s discussion and analysis of financial condition and results of operations (the “MD&A”) for the six months ended December 31, 2024. A copy of the MD&A is attached hereto as Exhibit 99.1, and a copy of such unaudited condensed consolidated interim financial statements is attached hereto as Exhibit 99.2.

The information furnished in Exhibit 99.1 and Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Report”) shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on  Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended December 31, 2024 and 2023
99.2	Unaudited Consolidated Interim Financial Statements for the Six Months Ended December 31, 2024 and 2023, and as of December 31, 2024 and June 30, 2024.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: March 19, 2025

3